Finance

08001742

RECEIVED

2008 APR 16 P 12:25

OFFICE OF INTERNATIONAL CORPORATE FINANCE

21st March, 2008

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street N. W.
Washington, D. C. 20549
U.S.A.

SUPPL

Attention: **Special Counsel**
Office of International Corporate Finance

MOL ~~Magyar Olaj- és Gázipari Rt.~~
Rule 12g3-2(b) File No. 82-4224

Dear Sirs,

The enclosed information is being furnished to the Securities and Exchange Commission (the "SEC") on behalf of MOL Magyar Olaj- és Gázipari Rt. (the "Company") pursuant to the exemption from the Securities Echange Act of 1934 (the "ACT") afforded by Rule 12g3-2(b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information and document will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Yours faithfully,

Richárd Benke
Investor Relations Director

PROCESSED
APR 18 2008
THOMSON
FINANCIAL

Enclosure

4/16

MOL Hungarian Oil and Gas Plc.
H-1117 Budapest, Októberhuszonharmadik utca 18. Tr. 01-10-041683

MOL Plc.

INVESTOR NEWS

21 March 2008

Purchase of treasury shares

MOL Plc. hereby informs capital market participants, that on 21 March 2008, based on the announcement made on 16 July 2007 and modified on 22 January 2008, MOL bought 20,000 treasury shares at an average price of 20,330 HUF/share on the Budapest Stock Exchange through OTP Bank Plc. as investment service provider. Following this transaction MOL owns 122,600 "A" series and 578 "C" series ordinary shares.

For further information, please contact:

Investor Relations	+ 36 1 464 1395
facsimile:	+ 36 1 464 1335
MOL Communication	+ 36 70 373 1755
Brunswick Group LLP	+ 44 20 7404 5959
Brunswick for Germany and Austria	+ 49 172 691 05 26

MOL Plc.

21 March 2008

MOL Hungarian Oil and Gas Public Limited Company
(seat: Budapest H-1117, Október huszonharmadika u. 18.,
court of registration: Metropolitan Court acting as Court of Registration (Budapest) Tr.: 01-10-041683)
Convenes its Ordinary Annual General Meeting
at 14.00 p.m. on 23 April, 2008 (Wednesday)

in the Danubius Thermal & Conference Hotel Helia

(Budapest XIII. Kárpát u. 62-64.)

The Board of Directors convenes the general meeting with the following agenda:

1. Closing the business year 2007:

   - Report of the Board of Directors on the 2007 business operation; presentation of the annual reports drawn up in compliance with the Accounting Act (the parent company financial statements in compliance with the Accounting Act and the accounting principles applied in Hungary and the consolidated financial statements in compliance with International Financial Reporting Standards as adopted by the European Union ("IFRS"); proposal on the use of the after tax profit .
   - The auditor's report on the 2007 financial statements presented by the Board of Directors
   - Report of the Supervisory Board on the 2007 financial statements and the proposal for the distribution of profit after taxation.
   - Decision on the approval of the parent company financial statements prepared in accordance with the Accounting Act and the consolidated financial statements prepared in compliance with IFRS, the use of the after tax profits and the amount of dividend.
   - Decision on the approval of the corporate governance declaration

2. Election of the auditor for the 2008 financial year and determination of its remuneration as well as the material elements of its engagement

3. Authorization of the Board of Directors to acquire treasury shares

4. Election of the members of the Board of Directors

5. Determination of the fees of the members of the Board of Directors and approval of the compensation system for the members of the Board of Directors' based on the results of the Company

6. Election of a member of the Board of Directors appointed for the first time by the Hungarian Energy Office in accordance with Article 4/A of Act XLII of 2003 on Gas Supply

7. Election of a new member of the Supervisory Board appointed for the first time by the Hungarian Energy Office in accordance with Article 4/A of Act XLII of 2003 on Gas Supply

8. Amendments of the Articles of Association (Share capital and shares, Voting Right, Shareholder group, Transfer of shares, General Meeting, Board of Directors, Convening the Board of Directors and its procedures of operation, Increase and decrease of share capital, Documents, Representation, Supervisory Board)

9. Decision on the waiver to be granted to the executive officers according to 30.§ (5) of the Company Act.

10. Decision on capital decrease

Information in reference to the capital decrease

Extent of the capital decrease
Decrease of the share capital by HUF 5,483,775,000 to HUF 104,191,727,578 by withdrawal of 5,483,775 pieces of registered ordinary shares of the series "A" with a par value of HUF 1,000 each owned by the Company (treasury shares) .

Reason of the capital decrease
Change of capital structure in order to increase the shareholder return.

Method of implementation of the capital decrease
Decrease of the number of registered ordinary shares of the series "A" with a par value of HUF 1,000, with 5,483,775 pieces shares owned by the Company (treasury shares). The capital increase shall not affect the shares owned by the shareholders other than the company.

In case the general meeting does not have a quorum at the announced date and time, the Board of Directors convenes the repeated general meeting with the same agenda, at the same venues, on the same day (23 April, 2008) at 16.00 p.m. Such repeatedly convened general meeting shall have a quorum for issues originally put on the agenda irrespective of the number of the shareholders present or represented.

Proposed resolutions related to the agenda items, following the publication thereof at the Company's website, shall be available upon verifying the shareholder's entitlement at the Share-register Office of KELER Zrt. (address: H-1075 Budapest, Asbóth u. 9-11) on any workday between 09.00 a.m. and 03.00 p.m., or can be personally taken over at the venue of the general meeting on 23 April, 2008 during the registration process.

Conditions of participation and exercise of voting rights at the general meeting:

A condition of participation and voting at the general meeting for shareholders is that the holder of the share(s) shall be registered in the share register seven (7) business days

prior to the date of the general meeting (on 14 April, 2008) in the framework of shareholders' identification. The registration in the share register based on shareholders' identification shall be in compliance with the Articles of Association of the Company as well as the relevant laws. In order to be registered in the Share Register in the course of the shareholders' identification, shareholders must comply with the Articles of Association of the company and the relevant laws. Upon instruction of the Board of Directors KELER Zrt. shall close the Share Register on 14 April, 2008, and no application for registration shall be accepted until the day following the close of the general meeting. **Record date of shareholder identification shall be 10 April, 2008.** The securities account holders shall be responsible for registering the shareholders in the Share Register pursuant to the instructions of such shareholders. The securities account holders shall provide information for the shareholders on the deadlines of instructions given to the securities account holders.

MOL shall have no liability for the performance of, or the failure to perform, the instructions given to securities account holder. Shareholders may check and obtain information in respect of their registration by phone (06-80-390-207) or personally at the Share-register Office of KELER Zrt. (address: 1075 Budapest, Asbóth u. 9-11) on any workdays between 09.00 a.m. and 03.00 p.m. Closing the Share Register does not restrict the right of the persons registered in it to transfer their shares after the closing date. Transferring the share prior to the general meeting does not deprive the persons registered in the Share Register of their right to participate in the general meeting and exercise their rights which they are entitled to as shareholders.

The general meeting shall have a quorum if the holders of shares representing more than half of the voting rights are present. When determining the quorum, restrictions specified under Articles 10.1 and 10.2 of the Articles of Association shall be applied so that votes exceeding the 10% limit to which a shareholder is entitled shall be disregarded. Holders of registered ordinary shares shall be entitled to one (1) vote after each piece of „A" series of share with a par value of HUF 1,000 (i.e. one thousand forint) each subject to the restrictions specified in the Articles of Association. "B" series preference share entitles its holder to one (1) vote in addition to the voting preference rights defined in the Articles of Associations.

Shareholders shall be entitled to participate in the general meeting either in person or through a proxy issued or by nominee (hereinafter collectively referred as „nominee") in accordance with the provisions of the Act No. IV of 2006. on business associations and the Act No. CXX of 2001 on capital market. In case the shareholders wish to give power of attorney on an **official form** ("proxy card") as defined in Article 13.6 of the Articles of Association, they shall submit such a request to the Investor Relations Department of MOL Plc by 22 April, 2008 at the latest in writing (mailing address: 1117 Budapest, Október huszonharmadika u. 18.) or e-mail to investorrelations@mol.hu. The request shall contain the exact name and address of the shareholder (mailing or e-mail address), to which one would like to receive the form (proxy card).

The power of attorney for the nominee (including the power of attorney submitted on a proxy card) shall be prepared in the form of a public document or a private document with full probative force taking into account international agreements or reciprocity between Republic of Hungary and the country where the document was made. If the

power of attorney was prepared in any language other than Hungarian an official Hungarian translation shall be attached. Powers of representations of the persons signing the power of attorney shall be certified by appropriate documents issued by a public authority or office (e.g. certificate of incorporation) or by a public notary. If the certification of the power of representation is in any language other than Hungarian an official Hungarian translation shall be attached. Power of attorney will be valid only for one general meeting, however, they will be also valid at the repeated general meeting, if any, reconvened due to lack of quorum.

The power of attorney (with the exception of the power of attorney submitted on proxy card) shall be deposited according to the Articles of Association at registration prior to the commencement of the general meeting at the latest. The power of attorney given on a proxy card shall arrive to the address of the Company (1117 Budapest, Október huszonharmadika u. 18.) by 22 April, 2008 at the latest.

In case of holders of depository receipts (DRs) issued pursuant to a foreign law, The Bank of New York, as the issuer of such DRs, shall be entitled to exercise rights of representation. Holders of DRs will be entitled to exercise their voting rights by a Letter of Proxy issued in favour of The Bank of New York as the depositary, in accordance with the Articles of Association of MOL, the Deposit Agreement and applicable laws and based on the draft resolutions sent by the Board of Directors of MOL Plc to the DR holders through The Bank of New York. We request the DR holders to obtain information on the detailed rules of procedure at the customer service of the Bank of New York (101 Barclay Street, 22 West New York, NY 10286, Tel: 1 212 815 2228, Fax: 1 212 571 3050, email: cjwoods@bankofny.com). MOL Investors Relations Department will be pleased to be at your disposal for further information as well (phone: +361 464 1395, fax: +361 464 1335).

The registration i.e. the certification of the right to participate as shareholder (nominee) will take place at the venue of the general meeting between 11.00 a.m. and 13.00 p.m.

We request our shareholders to kindly report for registration in time. After the closing of the registration, those shareholders and nominees, who are not listed in the attendance list but registered in the share register, are entitled to participate at the general meeting but cannot exercise their voting rights.

Pursuant to the Articles of Association no shareholder or shareholder group (as defined under Article 10.1.2. of the Articles of Association) may exercise more than 10% of the voting rights at the general meeting with the exception of the Hungarian National Asset Management Zrt., and the organisation(s) acting at the Company's request as depositary or custodian for the Company's shares or securities representing the Company's shares. Exemption from this restriction on voting rights shall be applicable to any depositary bank or custodian only if it can verify that the final beneficiaries entitled to exercise the shareholders rights associated with the shares and securities in deposit is (are) not subject to the restrictions specified in the Articles of Association.

The language of the general meeting shall be Hungarian; the Board of Directors shall provide English-Hungarian and Hungarian-English translation.

This announcement is published in Hungarian and in English. The official text of this announcement is in Hungarian only.

The Board of Directors
MOL Hungarian Oil and Gas Public Limited Company

MOL Plc.

INVESTOR NEWS

26 March 2008

Purchase of treasury shares

MOL Plc. hereby informs capital market participants, that on 25 March 2008, based on the announcement made on 16 July 2007 and modified on 22 January 2008, MOL bought 20,000 treasury shares at an average price of 20,707 HUF/share on the Budapest Stock Exchange through ING Bank Ltd. as investment service provider. Following this transaction MOL owns 142,600 "A" series and 578 "C" series ordinary shares.

For further information, please contact:

Investor Relations	+ 36 1 464 1395
facsimile:	+ 36 1 464 1335
MOL Communication	+ 36 70 373 1755
Brunswick Group LLP	+ 44 20 7404 5959
Brunswick for Germany and Austria	+ 49 172 691 05 26

▶ MOL Plc.

INVESTOR NEWS

27 March 2008

Purchase of treasury shares

MOL Plc. hereby informs capital market participants, that on 26 March 2008, based on the announcement made on 16 July 2007 and modified on 22 January 2008, MOL bought 20,500 treasury shares at an average price of 20,465 HUF/share on the Budapest Stock Exchange through OTP Bank Plc. as investment service provider. Following this transaction MOL owns 163,100 "A" series and 578 "C" series ordinary shares.

For further information, please contact:

Investor Relations	+ 36 1 464 1395
facsimile:	+ 36 1 464 1335
MOL Communication	+ 36 70 373 1755
Brunswick Group LLP	+ 44 20 7404 5959
Brunswick for Germany and Austria	+ 49 172 691 05 26

31st March, 2008

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street N. W.
Washington, D. C. 20549
U.S.A.

Attention: **Special Counsel**
Office of International Corporate Finance

MOL Magyar Olaj- és Gázipari Rt.
Rule 12g3-2(b) File No. 82-4224

Dear Sirs,

The enclosed information is being furnished to the Securities and Exchange Commission (the "SEC") on behalf of MOL Magyar Olaj- és Gázipari Rt. (the "Company") pursuant to the exemption from the Securities Echange Act of 1934 (the "ACT") afforded by Rule 12g3-2(b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information and document will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Yours faithfully,

Richárd Benke
Investor Relations Director

Enclosure

▶ **MOL Plc.**

RECEIVED

2008 APR 16 P 12:27

OFFICE OF INTERNATIONAL CORPORATE FINANCE

INVESTOR NEWS

28 March 2008

Purchase of treasury shares

MOL Plc. hereby informs capital market participants, that on 27 March 2008, based on the announcement made on 16 July 2007 and modified on 22 January 2008, MOL bought 18,000 treasury shares at an average price of 21,203 HUF/share on the Budapest Stock Exchange through OTP Bank Plc. as investment service provider. Following this transaction MOL owns 181,100 "A" series and 578 "C" series ordinary shares.

For further information, please contact:

Investor Relations	+ 36 1 464 1395
facsimile:	+ 36 1 464 1335
MOL Communication	+ 36 70 373 1755
Brunswick Group LLP	+ 44 20 7404 5959
Brunswick for Germany and Austria	+ 49 172 691 05 26

INVESTOR NEWS

31 March 2008

Number of voting rights at MOL Plc

MOL Hungarian Oil and Gas Public Limited Company, meeting the rules set in Clause 54 (9) of Act No. CXX/2001 on capital markets, hereby publishes the number of voting rights attached to its shares and the share capital.

Composition of share capital of the Company:

Share series	Par value (HUF/share)	Issued number	Total par value (HUF)
„A" series	1,000	109,674,923	109,674,923,000
„B" series	1,000	1	1,000
„C" series	1,001	578	578,578
Share capital	-	-	109,675,502,578

Number of voting rights attached to the shares:

Share series	Issued number	Number of treasury shares	Shares with voting rights	Voting right per share	Total voting rights
„A" series	109,674,923	181,100	109,493,823	1	109,493,823
„B" series	1	0	1	1	1
„C" series	578	578	0	1.001	0
Total	-	-	-	-	109,493,824

For further information, please contact:

Investor Relations + 36 1 464 1395
facsimile: + 36 1 464 1335
MOL Communication + 36 70 373 1755
Brunswick Group LLP + 44 20 7404 5959
Brunswick for Germany and Austria + 49 172 691 05 26

27th March, 2008

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street N. W.
Washington, D. C. 20549
U.S.A.

Attention: **Special Counsel**
Office of International Corporate Finance

MOL Magyar Olaj- és Gázipari Rt.
Rule 12g3-2(b) File No. 82-4224

Dear Sirs,

The enclosed information is being furnished to the Securities and Exchange Commission (the "SEC") on behalf of MOL Magyar Olaj- és Gázipari Rt. (the "Company") pursuant to the exemption from the Securities Echange Act of 1934 (the "ACT") afforded by Rule 12g3-2(b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information and document will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Yours faithfully,

Richárd Benke
Investor Relations Director

Enclosure

▶ **MOL Plc.**

RECEIVED

2008 APR 16 P 12: 26

OFFICE OF INTERNATIONAL CORPORATE FINANCE

INVESTOR NEWS

28 March 2008

Purchase of treasury shares

MOL Plc. hereby informs capital market participants, that on 27 March 2008, based on the announcement made on 16 July 2007 and modified on 22 January 2008, MOL bought 18,000 treasury shares at an average price of 21,203 HUF/share on the Budapest Stock Exchange through OTP Bank Plc. as investment service provider. Following this transaction MOL owns 181,100 "A" series and 578 "C" series ordinary shares.

For further information, please contact:

Investor Relations	+ 36 1 464 1395
facsimile:	+ 36 1 464 1335
MOL Communication	+ 36 70 373 1755
Brunswick Group LLP	+ 44 20 7404 5959
Brunswick for Germany and Austria	+ 49 172 691 05 26

END